EDGAR Submission Header Summary

Submission Type	S-8
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Smaller Reporting Company	off
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com
Fee and Offset Filer CIK	0000720005
	0000720005
	0000720005
	0000720005
Fee and Offset Form Type	S-8
	S-8
	S-8
	S-8
Fee and Offset Filing Date	04/10/07
	2/25/2009
	4/10/2007
	4/10/2007
Fee and Offset File Number	333-142000
	333-157519
	333-141998
	333-141999
Fee and Offset Amount	1,629.47
	2,133.63
	691.05
	768.92
Payor CIK	0000720005
Payor CCC	xxxxxxxx
Payment Method	FEDWIRE
Fee Amount	92,048.00
Security Name	Equity
Offering Shares	24,243,944
Amount per Share	35.01
Aggregate Price	848,780,479.44

Documents

S-8	s8sip022412.htm
	S-8
EX-5.0	ex5sip.htm
	Matecki Opinion Letter

EX-23.1	ex23_1sip.htm
	KPMG Consent Letter
S-8	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>S-8</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NONE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

		<check sid="SubFiler_smallBusinessFlag_"><value>off</value></check>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>s8sip022412.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>S-8</value></combobox>
		<field sid="SubDocument_description_"><value>S-8</value></field>
		<data sid="data1"><filename>s8sip022412.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>ex5sip.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>EX-5.0</value></combobox>
		<field sid="SubDocument_description_1"><value>Matecki Opinion Letter</value></field>
		<data sid="data2"><filename>ex5sip.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>ex23_1sip.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>EX-23.1</value></combobox>
		<field sid="SubDocument_description_2"><value>KPMG Consent Letter</value></field>
		<data sid="data3"><filename>ex23_1sip.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>S-8</value></combobox>
		<field sid="SubDocument_description_3"><value>PDF</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
		<field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
	</page>
	<page sid="PAGE5">
		<field sid="SubOffset_offsetId_"><value>0000720005</value></field>
		<combobox sid="SubOffset_offsetForm_"><value>S-8</value></combobox>
		<field sid="SubOffset_offsetFilingDate_"><value>04/10/07</value></field>
		<field sid="SubOffset_offsetFileNumber_"><value>333-142000</value></field>
		<field sid="SubOffset_offsetAmount_"><value>1,629.47</value></field>

		<field sid="SubOffset_offsetId_1"><value>0000720005</value></field>
		<combobox sid="SubOffset_offsetForm_1"><value>S-8</value></combobox>
		<field sid="SubOffset_offsetFilingDate_1"><value>2/25/2009</value></field>
		<field sid="SubOffset_offsetFileNumber_1"><value>333-157519</value></field>
		<field sid="SubOffset_offsetAmount_1"><value>2,133.63</value></field>

		<field sid="SubOffset_offsetId_2"><value>0000720005</value></field>
		<combobox sid="SubOffset_offsetForm_2"><value>S-8</value></combobox>
		<field sid="SubOffset_offsetFilingDate_2"><value>4/10/2007</value></field>
		<field sid="SubOffset_offsetFileNumber_2"><value>333-141998</value></field>
		<field sid="SubOffset_offsetAmount_2"><value>691.05</value></field>

		<field sid="SubOffset_offsetId_3"><value>0000720005</value></field>
		<combobox sid="SubOffset_offsetForm_3"><value>S-8</value></combobox>
		<field sid="SubOffset_offsetFilingDate_3"><value>4/10/2007</value></field>
		<field sid="SubOffset_offsetFileNumber_3"><value>333-141999</value></field>
		<field sid="SubOffset_offsetAmount_3"><value>768.92</value></field>
	</page>
	<page sid="PAGE6">
		<field sid="SubPayor_payorId_"><value>0000720005</value></field>
		<field sid="SubPayor_payorCcc_"><value>aw6c#pmc</value></field>
		<combobox sid="SubFee_paymentMethod_"><value>FEDWIRE</value></combobox>
		<field sid="SubFee_feeAmount_"><value>92,048.00</value></field>

		<combobox sid="SubOffering_securityName_"><value>Equity</value></combobox>
		<field sid="SubOffering_offeringShares_"><value>24,243,944</value></field>
		<field sid="SubOffering_offeringAmountPerShare_"><value>35.01</value></field>
		<field sid="SubOffering_aggregatePrice_"><value>848,780,479.44</value></field>
	</page>
</XFDL>
```

Registration No. 333-00000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
Registration Statement
Under
The Securities Act of 1933

Raymond James Financial, Inc.
(*Exact name of registrant as specified in its charter*)

Florida	**59-1517485**
(*State or other jurisdiction of incorporation*)	(*IRS Employer Identification No.*)

880 Carillon Parkway
St. Petersburg, Florida 33716
(*Address of Principal Executive Offices, Zip Code*)

Raymond James Financial, Inc. 2012 Stock Incentive Plan
(*Full title of the plan*)

JEFFREY P. JULIEN
Executive Vice President - Finance
Chief Financial Officer and Treasurer
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800
(*Name, address and telephone number, including area code, of agent for service*)

Please Send Copies of Communications To:

Paul Matecki, Esq.
General Counsel
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee (3)
Common Stock, $.01 par value	24,243,944 Shs.	$ 35.01	$ 848,780,479.44	$ 92,048.00

(1) The amount being registered includes an indeterminate number of shares of Common Stock which may be issuable as a result of stock splits, stock dividends and anti-dilution provisions and other terms, in accordance with Rule 416(c) under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee. Such estimate has been computed in accordance with Rule 457(h) based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on February 22, 2012, namely $35.01.

(3) In accordance with Rule 457(p) of the Securities Act, $5,223.07 of the registration fee that was paid and unused in connection with the Registrant's Form S-8s related to the Registrant's 2005 Restricted Stock Plan , 2007 Stock Option Plan for Independent Contractors, and 2007 Stock Bonus Plan originally filed with the Commission on April 10, 2007 (File no.s 333-141998, 333-141999 and 333,142000) and February 25, 2009 (File no. 333-157519) is being applied and offset against the total registration fee required hereunder.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The purpose of this Registration Statement is to register under the Securities Act of 1933, as amended (the "Securities Act"), 24,243,944 shares of the Registrant's common stock, issuable pursuant to the Raymond James Financial, Inc. 2012 Stock Incentive Plan (the "Plan"). As permitted by Rule 428 under the Securities Act, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the selected participants in the Plan as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the "Commission") as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424(b) under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

By this reference, the following documents filed or to be filed by Raymond James Financial, Inc. (the “Company”) with the Commission are incorporated into and made a part of this Registration Statement:

1. The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the Commission on November 23, 2011.
2. The Company’s Definitive Proxy Statement for the Annual Meeting of Shareholders held February 23, 2012 filed with the Commission on January 25, 2012.
3. The Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 filed with the Commission on February 8, 2012.
4. All other reports filed pursuant to Section 13(a) and 15(d) of the 1934 Act since the end of the fiscal year covered by the annual report referenced above.
5. The description of the Company's Common Stock is set forth in Exhibit 4.1 as filed with Form 10-Q on August 10, 2009.

In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable. The Company's Common Stock is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

The validity of the Common Stock issuable by the Company under its Raymond James Financial, Inc. 2012 Stock Incentive Plan (the "Plan") will be passed upon for the Company by Paul Matecki, Senior Vice President and General Counsel of Raymond James Financial, Inc. As of February 22, 2012, Mr. Matecki holds directly and indirectly 38,424 shares of the Company’s Common Stock, 502 restricted stock units, and options to purchase 17,000 additional shares. Of those options, only 4,000 are currently exercisable.

Item 6. Indemnification of Directors and Officers.

The Florida Business Corporation Act, as amended (the "FBCA"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The FBCA also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under provisions of this section.

The Company's By-Laws include the following provisions in Article IV:

“Section 12. The Company shall:

(a) Indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of such person being or having been (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against the reasonable expenses, including attorneys’ fees, incurred by such person in connection with the defense or settlement of such action, or in connection with an appeal therein, except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(b) Indemnify any person made a party to an action, suit or proceeding, other than one by or in the right of the Company to procure a judgment in its favor, whether civil or criminal, brought to impose a liability or penalty on such person for an act alleged to have been committed by such person in the capacity of (i) a director or officer of the Company, (ii) a director or officer of any other corporation, firm, association or entity which such person served as such at the request of the Company, but only if such indemnification is approved in writing by the Chief Executive Officer of the Company, or (iii) a Trustee of any employee benefit plan or trust or other program sponsored by the Company or any subsidiary of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action, suit or proceeding, or any appeal therein, unless the Board of Directors determines that such person did not act in good faith in the reasonable belief that such action was in the best interests of the Company. The termination of any such civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself disqualify such person from indemnification except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(c) Advance the payment of expenses, including attorneys' fees, to any person entitled to indemnification hereunder during the pendency of any claim, action or proceeding, unless otherwise determined by the Board of Directors in any case.

The foregoing rights of reimbursement or indemnification shall not be exclusive of other rights to which any such person may otherwise be entitled and, in the event of his or her death, shall extend to his or her legal representatives. Any approval of indemnification by the Chief Executive Officer with respect to the service as a director or officer as described in subsections (a)(ii) and (b)(ii) above, may be revoked, but only prospectively (i.e., such revocation shall apply with respect to indemnification for actions taken after such revocation is communicated in writing to the person affected by the revocation).

(d) In any instance where more than one person is entitled to reimbursement of attorneys' fees pursuant to this Section 12, the Company shall select one attorney to serve as attorney for all such persons, unless, in the opinion of the attorney selected by the Company, a conflict of interest exists which would prevent representation by that attorney of one or more persons. Notwithstanding the foregoing provision, any person may at any time decide to be represented by an attorney of his choosing, at his own expense.

(e) The Company may enter into indemnification agreements with members of the Board of Directors which may provide for further or expanded indemnification rights or otherwise modify the rights provided under this Section 12."

The Company has entered into indemnification agreements with its independent directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and agrees to be governed by the final adjudication of such issue.

Item 7.　　　　　　**Exemption from Registration Claimed.**

Not applicable. There are no restricted securities being reoffered or resold pursuant to this Registration Statement.

Item 8.　　　　　　**Exhibits.**

Please see Exhibit Index attached hereto.

Item 9.　　　　　　**Undertakings.**

(a)　　　The undersigned registrant hereby undertakes:

　　　(1)　　　To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

　　　　　　(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

　　　　　　　　(ii)　　　To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

　　　　　　　　(iii)　　　To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

　　　provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

　　　(2)　　　That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

　　　(3)　　　To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)　　　The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)　　　Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person against the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on February 23, 2012.

RAYMOND JAMES FINANCIAL, INC.

By: /s/ PAUL C. REILLY

Paul C. Reilly
Chief Executive Officer and Director
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the individuals whose signature appears below constitutes and appoints Kenneth Armstrong, Jeffrey Julien and Paul Matecki, and each of them (so long as each such individual is an employee of Raymond James Financial, Inc. or an affiliate thereof), his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL C. REILLY Paul C. Reilly	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2012
/s/ THOMAS A. JAMES Thomas A. James	Executive Chairman and Director	February 23, 2012
s/ FRANCIS S. GODBOLD Francis S. Godbold	Vice Chairman and Director	February 23, 2012
s/ JEFFREY P. JULIEN Jeffrey P. Julien	Executive Vice President – Finance Chief Financial Officer and Treasurer (Principal Financial Officer)	February 23, 2012
/s/ JENNIFER C. ACKART Jennifer C. Ackart	Senior Vice President and Controller (Principal Accounting Officer)	February 23, 2012
/s/ CHET B. HELCK Chet B. Helck	Executive Vice President and Director	February 23, 2012
/s/ SHELLEY G. BROADER Shelley G. Broader	Director	February 23, 2012
/s/ H. WILLIAM HABERMEYER, JR. H. William Habermeyer, Jr.	Director	February 23, 2012
/s/ GORDON L. JOHNSON Gordon L. Johnson	Director	February 23, 2012
/s/ ROBERT P. SALTZMAN Robert P. Saltzman	Director	February 23, 2012
/s/ HARDWICK SIMMONS Hardwick Simmons	Director	February 23, 2012
/s/ SUSAN N. STORY Susan N. Story	Director	February 23, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
4.1	Raymond James Financial, Inc. 2012 Stock Incentive Plan, incorporated by reference to Appendix A to Definitive Proxy Statement for the Annual Meeting of Shareholders held February 23, 2012, filed with the Commission on January 25, 2012.
5[1]	Opinion of Paul Matecki, Esq., General Counsel, regarding legality of securities.
23.1[1]	Consent of KPMG LLP, independent registered public accounting firm.
24[1]	Power of Attorney (included on signature page).

[1] Filed herewith.

EXHIBIT 5

February 24, 2012

Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

  RE: RAYMOND JAMES FINANCIAL, INC. (THE "COMPANY") REGISTRATION STATEMENT ON FORM S-8 COVERING SHARES OF THE COMPANY'S COMMON STOCK ISSUABLE PURSUANT TO THE RAYMOND JAMES FINANCIAL, INC. 2012 STOCK INCENTIVE PLAN (THE "PLAN")

Ladies and Gentlemen:

  I am Senior Vice President and General Counsel for the Company. I and members of the Company's legal department under my supervision have represented the Company in connection with its Registration Statement on Form S-8 (the "S-8 Registration Statement") relating to the proposed grants by the Company (the "Grants") of 15,400,000 shares of the Company's Common Stock plus the number of shares that remain available for grant under the Predecessor Plans (as that term is defined in the Plan) under the Plan.

  In connection with the Registration Statement and the Grants, we have examined and are familiar with: (1) the Company's Restated Articles of Incorporation and Amended and Restated By-laws, as currently in effect, (2) the Plan, (3) the S-8 Registration Statement and (4) such other corporate records, documents and instruments as in my opinion are necessary or relevant as the basis for the opinions expressed below.

  As to various questions of fact material to my opinion, I have relied without independent investigation on statements or certificates of officials and representatives of the Company, the Department of State of the State of Florida, and others. In all such examinations, I have assumed the genuineness of all signatures on original and certified documents, and the conformity to original and certified documents of all copies submitted to me as conformed, photostatic or other exact copies.

  I express no opinion as to the law of any jurisdiction other than of the State of Florida and the Federal laws of the United States of America.

  Based upon and in reliance on the foregoing, I am of the opinion that:

  (a) The Company has been incorporated and organized under the Florida Business Corporation Act, and its status is active.

  (b) The Plan has been authorized by all necessary corporate action of the Company.

  (c) When the following events shall have occurred,

    (i) the S-8 Registration Statement shall have become effective in accordance with the Securities Act of 1933, as amended;

    (ii) the consideration specified in the Plan and in the instrument of grant covering the shares to be granted under the Plan shall have been received; and

    (iii) the certificates representing such shares shall have been duly executed, counter-signed and issued by or on behalf of the Company.

the shares of Common Stock so granted will be duly authorized, validly issued, fully paid and non-assessable shares of the capital stock of the Company.

  I hereby consent to the filing of this opinion as an Exhibit to the S-8 Registration Statement.

Sincerely yours,

/s/ PAUL L. MATECKI

Paul L. Matecki
Senior Vice President,
General Counsel and
Secretary

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial, Inc.:

We consent to the use of our reports dated November 23, 2011, with respect to the consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2011, incorporated herein by reference.

/s/ KPMG LLP

February 23, 2012
Tampa, FL
Certified Public Accountants